Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD (AS DEFINED BELOW) AND THE BOND ISSUE MANDATE (AS DEFINED BELOW), SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE AGM.

A notice convening the AGM to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Ring Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 June 2022 at 9:00 a.m. is set out on pages 10 to 13 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the form of proxy accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 8 June 2022). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

22 April 2022

— i —

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Ring Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 June 2022 at 9:00 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 10 to 13 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder, which holds a total of approximately 80.41% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited (中 國 石 油 天 然 氣 股 份 有 限 公 司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisory Committee”	The supervisory committee of the Company

LETTER FROM THE BOARD

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Hou Qijun (Vice Chairman)	16 Andelu
Duan Liangwei	Dongcheng District
Liu Yuezhen	Beijing 100011
Jiao Fangzheng	PRC
Huang Yongzhang
Ren Lixin
Elsie Leung Oi-sie*	Office Address:
Tokuchi Tatsuhito*	9 Dongzhimen North Street
Simon Henry*	Dongcheng District
Cai Jinyong*	Beijing 100007
Jiang, Simon X.*	PRC

*	Independent non-executive Directors

22 April 2022

To the Shareholders

Dear Sir/Madam,

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND

AFFILIATED COMPANIES AND

RELEVANT AUTHORIZATION TO THE BOARD

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board (as defined below) and the Bond Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD

In order to improve the efficiency in guarantee and credit businesses while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries and affiliated companies of the Company (the “Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries and affiliated companies of the Company in 2022, with an aggregate amount of approximately RMB188.2 billion, including (i) approximately RMB89.9 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance bill, and letter of credit; (ii) approximately RMB76.9 billion of guarantees for project performance; and (iii) approximately RMB21.4 billion of guarantees for debt financing.

The table below sets out the details:

Unit: RMB10,000

Type	No.	The Guarantor	The Guaranteed	Guarantee amount
Credit guarantee	1	The Company	PetroChina International Co., LTD and its subsidiaries	8,378,270
	2	The Company	Daqing Oilfield Co., Ltd.	92,000
	3	The Company	Daqing Oilfield Design Institute Co., Ltd.	5,000
	4	The Company	VICTORY OIL AND GAS FZE	3,000
	5	The Company	Panjin PetroChina Liaohe Bitumen Co., Ltd.	4,000
	6	The Company	PetroChina Fuel Oil Company Limited	60,000
	7	The Company	PetroChina (China Zhejiang Pilot Free Trade Zone) Fuel Oil Company Limited	300,000
	8	The Company	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	17,500
	9	The Company	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	8,750
	10	The Company	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	17,500
	11	The Company	PetroChina Yunnan Petrochemical Company Limited	70,000
	12	The Company	Petrochina Canada Ltd.	3,040
	13	The Company	Arrow Energy Holdings Pty Ltd	30,000
	14	The Company	CNODC INTERNATIONAL HOLDING LTD.	2,250

		Subtotal		8,991,310

LETTER FROM THE BOARD

Type	No.	The Guarantor	The Guaranteed	Guarantee amount
Performance guarantee	1	The Company	PetroChina Investment (Hong Kong) Limited	1,402,500
	2	PetroChina International (Hong Kong) Corporation Limited	Soaring Dragon Enterprise Limited	1,750
	3	PetroChina International (Hong Kong) Corporation Limited	Singapore Petroleum Company (Hong Kong) Limited	28,000
	4	Kunlun Energy Company Limited	Mazoon Petrogas (B.V.I) Ltd.	11,189
	5	CNODC INTERNATIONAL HOLDING LTD.	Mazoon Petrogas (B.V.I) Ltd.	25,963
	6	PetroChina International Co., LTD	PetroChina International Co., LTD and its wholly-owned subsidiaries	1,930,460
	7	PetroChina International Co., LTD	PetroIneos Trading Limited	237,300
	8	The Company	PetroChina International Iraq FZE	490,000
	9	The Company	Petrochina Canada Ltd/PetroChina Kitimat LNG Partnership	3,351,690
	10	The Company	PetroChina Canada Ltd.	128,650
	11	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	35,000
	12	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd	17,500
	13	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	17,500
	14	PetroChina Fuel Oil Company Limited	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd.	8,750

		Subtotal		7,686,252

LETTER FROM THE BOARD

Type	No.	The Guarantor	The Guaranteed	Guarantee amount
Financing guarantee	1	The Company	PetroChina Investment(Hong Kong) Limited	1,280,000
	2	PetroChina International (Hong Kong) Corporation Limited	United Prosperity LNG Shipping Co., Limited	20,615
	3	PetroChina International (Hong Kong) Corporation Limited	United Glory LNG Shipping Co., Limited	20,615
	4	PetroChina International (Hong Kong) Corporation Limited	United Fortune LNG Shipping Co., Limited	20,615
	5	PetroChina International (Hong Kong) Corporation Limited	United Auspicious LNG Shipping Co., Limited	20,615
	6	PetroChina International (Hong Kong) Corporation Limited	United Peace LNG Shipping Co., Limited	20,615
	7	PetroChina International (Hong Kong) Corporation Limited	United Success LNG Shipping Co., Limited	20,615
	8	PetroChina Kunlun Gas Limited	Wuhan City Natural Gas High-Pressure Pipeline Network Co., Ltd.	14,178
	9	Kunlun Energy Company Limited	China Nature Gas Corporation Limited	233,640
	10	Kunlun Energy Company Limited/ PetroChina Kunlun Gas Limited	Kunlun Energy Company Limited and its subsidiaries	50,000
	11	CNODC INTERNATIONAL HOLDING LTD.	AO Petrokazakhstan Kumkol Resources	93,800
	12	CNODC INTERNATIONAL HOLDING LTD.	CNPC International Aktobe Petroleum Joint Stock Company	157,500
	13	CNODC INTERNATIONAL HOLDING LTD.	Trans-Asia Pipeline (Hong Kong) Company Limited	189,000

		Subtotal		2,141,808

		Total		18,819,370

LETTER FROM THE BOARD

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed, or provides guarantee to any possible entities to be guaranteed outside the guarantee plan.

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2022 will amount to RMB188.2 billion, all of which will be provided to the subsidiaries and affiliated companies of the Company. This amount of the aggregate external guarantees accounts for 13.4% of audited net assets of the Company as at 31 December 2021.

According to the Shanghai Listing Rules and the Articles of Association, if the Company intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

As at the date of this circular, certain guaranteed in the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, including CNODC INTERNATIONAL HOLDING LTD., Mazoon Petrogas (B.V.I) Ltd., AO Petrokazakhstan Kumkol Resources, CNPC International Aktobe Petroleum Joint Stock Company and Trans-Asia Pipeline (Hong Kong) Company Limited are non wholly-owned subsidiaries of the Company. CNPC, the Company’s controlling Shareholder, directly or indirectly holds 10% or more of the equity interests in the above subsidiaries of the Company. As a result, the above subsidiaries of the Company constitute connected subsidiaries of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the provision of guarantee from the Company to CNODC INTERNATIONAL HOLDING LTD. and from the non-connected subsidiary of the Company to Mazoon Petrogas (B.V.I) Ltd. constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules (the “Connected Guarantee Transactions”). However, due to the fact that all of CNODC INTERNATIONAL HOLDING LTD., Mazoon Petrogas (B.V.I) Ltd., AO Petrokazakhstan Kumkol Resources, CNPC International Aktobe Petroleum Joint Stock Company and Trans-Asia Pipeline (Hong Kong) Company Limited are the subsidiaries of a connected subsidiary of the Company, the provision of guarantee from CNODC INTERNATIONAL HOLDING LTD. to Mazoon Petrogas (B.V.I) Ltd., AO Petrokazakhstan Kumkol Resources, CNPC International Aktobe Petroleum Joint Stock Company and Trans-Asia Pipeline (Hong Kong) Company Limited does not constitute connected transactions under Chapter 14A, pursuant to Rule 14A.17 of the Hong Kong Listing Rules.

We refer to the circular of the Company dated 15 September 2020 in relation to the comprehensive products and services agreement entered into between CNPC and the Company. The transactions under the comprehensive products and services agreement and the annual cap therefore have been approved by the Shareholders on 5 November 2020 at the general meeting of the Company. The Connected Guarantee Transactions will be conducted within the scope of the above agreement. As such, the Connected Guarantee Transactions are not subject to separate announcement and shareholders approval requirements under the Hong Kong Listing Rules. In addition, the guarantee under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board will not constitute a discloseable transaction under the Hong Kong Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Listing Rules and the Articles of Association.

This resolution was approved by the Board on 31 March 2022. In accordance to the Shanghai Listing Rules and the Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries and affiliated companies of the Company with an aggregate amount of RMB188.2 billion in 2022, and authorize the Board to consider and approve the matters relating to Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorize the Board at the AGM, to determine and deal with the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, enterprise bonds, asset securitization products and asset-backed securities, with outstanding balance of not more than RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board is authorized to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board based on the market conditions and terms of the issue. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company, repay debts of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2022 annual general meeting of the Company to be held in 2023. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

ANNUAL GENERAL MEETING

The AGM will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Ring Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 June 2022 at 9:00 a.m. to approve, among other things, the proposed Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board by way of ordinary resolution, and the proposed Bond Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 10 to 13 of this circular.

LETTER FROM THE BOARD

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Board of Directors Office at Room 0612, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by no later than 9:00 a.m. on Wednesday, 8 June 2022). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Thursday, 9 June 2022 are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 10 May 2022 to 9 June 2022 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the AGM, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 6 May 2022.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, and the Bond Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Dai Houliang
Chairman

NOTICE OF ANNUAL GENERAL MEETING

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2021

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2021 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Ring Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 June 2022 at 9:00 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2021;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2021;

3.	To consider and approve the financial report of the Company for the year 2021;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2021 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2022;

6.

To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2022 and to authorise the Board to determine their remuneration;

7.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

To consider and, if thought fit, to pass the following as special resolution:

8.	To consider and approve the unconditional granting of a general mandate to the Board to issue debt financing instruments of the Company:

“THAT:

(a)

The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)

The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue methods, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)

The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling other relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)

The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the articles of association of the Company.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)

In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (b) to (g) of this resolution at the annual general meeting.

(i)

For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2022 annual general meeting of the Company.”

By Order of the Board PetroChina Company Limited Chai Shouping Company Secretary

22 April 2022

Notes:

1.

Important: You should first review the annual report of the Company for the year 2021 before appointing a proxy. The annual report for the year 2021 is expected to be despatched to the shareholders of the company (the “Shareholders”) on or before 30 April 2022 to the addresses as shown in the register of members of the Company. The annual report for the year 2021 will include the ordinary resolutions 1 to 4 above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Tuesday, 10 May 2022 to Thursday, 9 June 2022 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 6 May 2022. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Thursday, 9 June 2022 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

3.

Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2021.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Board of Directors Office (Address: Room 0612, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting (i.e., by no later than 9:00 a.m. on Wednesday, 8 June 2022). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

The completed and signed reply slip accompanying each notice of annual general meeting should be delivered to Board of Directors Office for holders of A shares at Room 0612, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Friday, 20 May 2022 personally, by mail or by fax (fax number: (8610) 6209 9557; to Hong Kong Registrars Limited for holders of H shares at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.

This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Board of Directors Office is as follows:

Room 0612, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Chai Shouping

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.